                                                                     ECKERD
                                                                     CORPORATION


                                                              November 26, 1996

Dear Fellow Stockholders:

  As you know, on November 2, 1996, the Company entered into an Agreement and Plan of Merger with J. C. Penney Company, Inc. and a wholly owned subsidiary of J. C. Penney, pursuant to which J. C. Penney will, subject to the satisfaction of certain conditions, acquire the Company.

  Pursuant to the Merger Agreement, on November 7, 1996, a subsidiary of J. C. Penney commenced a tender offer (the "Offer") to purchase 50.1% of the outstanding shares of the Company's common stock at a price of $35 per share in cash. The Offer is currently scheduled to expire at midnight on Friday, December 6, 1996. Following the completion of the Offer, J. C. Penney will own a majority of the outstanding shares of the Company's common stock and will be entitled to designate a majority of the Company's directors (the "Penney Designees"). Enclosed for your information is an Information Statement which identifies the Penney Designees and contains certain other information required pursuant to the Federal Securities Laws. No vote, proxy or other action of the Company's Stockholders is required in connection with the Information Statement.

                                          Very truly yours,

                                          /s/ Stewart Turley

                                          Stewart Turley
                                          Chairman of the Board of Directors

                              ECKERD CORPORATION
                             8333 BRYAN DAIRY ROAD
                                LARGO, FL 33777

                               ----------------

                        INFORMATION STATEMENT PURSUANT
                      TO SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This Information Statement, which is being mailed on or about November 26, 1996 to the holders of shares of the voting common stock, par value $.01 per share (the "Common Stock") of Eckerd Corporation, a Delaware corporation (the "Company"), is being furnished in connection with the designation by J. C. Penney Company, Inc., a Delaware corporation ("Parent"), of certain persons (the "Parent Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Amended and Restated Agreement and Plan of Merger dated as of November 2, 1996 (the "Merger Agreement") among the Company, Parent and Omega Acquisition Corporation, a wholly owned Delaware subsidiary of Parent ("Purchaser").

  Pursuant to the Merger Agreement, among other things, the Purchaser commenced a cash tender offer on November 7, 1996 to purchase 35,252,986 shares (the "Shares") of Common Stock or such other number of Shares representing 50.1% of all outstanding Shares on the date of purchase of the Shares, at a price of $35.00 per Share (the "Offer Consideration"), net to the seller in cash, as described in the Purchaser's Offer to Purchase dated November 7, 1996 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal, as amended from time to time, together with any amendments and supplements thereto, constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on December 6, 1996, unless extended. The Offer is subject to, among other things, the condition that 35,252,986 Shares shall have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Forward Merger") of the Company with and into the Purchaser as soon as practicable after consummation of the Offer or, under certain conditions, of Purchaser with and into the Company (the "Reverse Merger", the Forward Merger and the Reverse Merger being referred to as the "Merger" collectively). Upon consummation of the Merger (the "Effective Time"), Purchaser, if the Forward Merger is effected, or the Company if the Reverse Merger is effected, will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned, directly or indirectly, by the Company, Parent, Purchaser, or any other subsidiary of the Parent, all of which will be cancelled, and, in the case of the Reverse Merger, other than Shares, if any, held by stockholders who have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive 0.6604 shares of Parent's common stock, $.50 par value per share, if the Forward Merger is effected, or the Offer Consideration if the Reverse Merger is effected.

  Following the Control Date (as defined in the Merger Agreement) and prior to the Effective Time, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations of Parent or Purchaser thereunder or any waiver thereof or any waiver of any condition to the obligations of the Company or any of the Company's rights under the Merger Agreement or other action by the Company thereunder shall require the concurrence of, and shall be effective only if approved by, a majority of the directors of the Company then in office who are not affiliates of Parent and were not designated by Parent.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which were mailed to stockholders of the Company on or about November 7, 1996. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 8 and 9 of the Offer to Purchase.

  No action is required by the stockholders of the Company in connection with the election or appointment of the Parent Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

  The information contained in this Information Statement concerning the Parent, the Purchaser and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of the Purchaser and the Parent are located at 6501 Legacy Drive, Plano, Texas 75024-3698.

           BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote. As of September 30, 1996, there were 70,365,241 Shares of Common Stock outstanding. The Board of Directors of the Company (the "Board") currently consists of nine (9) members divided into three classes of three directors. Each director holds office for three years and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage (expressed as a decimal) that the number of Shares beneficially owned by Parent and its affiliates bears to the total number of Shares outstanding, and the Company shall, subject to compliance with law, take all action necessary to cause all of Parent's designees to be elected or appointed, including by either increasing the size of the Board or by securing the resignation of such number of directors as is necessary, or both. The Merger Agreement also provides that the Company will cause persons designated by Parent to constitute the same percentage on (i) each committee of the Board, (ii) each board of directors or similar governing body or bodies of each subsidiary and (iii) each committee of each such board.

  Purchaser has informed the Company that each of the Parent Designees listed below has consented to act as a director. Parent has informed the Company that it will choose Robert W. Hannan, Charles R. Lotter, Donald A. McKay and Joseph
D. Williams as Parent Designees. None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii) to the knowledge of Parent, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to Parent's knowledge, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

  It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition (as defined in the Merger Agreement) and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board.

  Biographical information concerning each of the Parent Designees and the current directors of the Company is presented below.

PARENT DESIGNEES

ROBERT W. HANNAN

  Mr. Hannan, age 57, has been the President of Thrift Drug, Inc., a subsidiary of Parent, since 1987, and has served in positions of increasing importance within Thrift Drug since 1966.

CHARLES R. LOTTER

  Mr. Lotter, age 59, has been Executive Vice President, Secretary and General Counsel of Parent since 1993. Mr. Lotter was elected Senior Vice President, Secretary and General Counsel of Parent in 1987. He has been Vice President, Secretary and a director of Purchaser since November 1996.

DONALD A. MCKAY

  Mr. McKay, age 51, was elected Senior Vice President and Chief Financial Officer of Parent effective February 1996. He served as Controller of Parent from 1994 to 1996. Mr. McKay was elected Vice President and Treasurer of Parent in 1985 and served in that capacity until 1994. Mr. McKay has been President and director of Purchaser since November 1996.

JOSEPH D. WILLIAMS

  Mr. Williams, age 70, is the retired Chairman and Chief Executive Officer of Warner-Lambert Company from 1985 to 1991, with which and with a related company he served in positions of increasing importance since 1950, including its President and Chief Operating Officer from 1979 to 1985. Mr. Williams is a director of AT&T Corp., Exxon Corporation, Rockefeller & Co., Therapeutic Antibodies Inc., Thrift Drug, Inc., Warner-Lambert Company, and has served as a director of Parent since 1985. Mr. Williams is also a Trustee of Columbia University, Project Hope, Liberty Science Center, and the United Negro College Fund.

CURRENT DIRECTORS OF THE COMPANY

  Pursuant to the Company's Restated Certificate of Incorporation, the Board is divided into three classes of three directors each, so that each director (in certain circumstances after a transitional period) will serve for three years, with one class of directors being elected each year. The names of the current directors of the Company, their ages as of March 29, 1996, and certain other information about them are set forth below. The directorships of Messrs. Boyle, Doluisio and Sidhu expire on the date of the 1997 Annual Meeting and until their successors are elected and have qualified. The directorships of Messrs. Dunn and Newman and Ms. Jordan expire on the date of the 1998 Annual Meeting and until their successors are elected and have qualified. The directorships of Messrs. Fitzgibbons, Lehr and Turley expire on the date of the 1999 Annual Meeting and until their successors are elected and have qualified. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

                 NAME                  AGE                POSITION
                 ----                  ---                --------
Albert J. Fitzgibbons, III(1)(3)......  50 Director
Lewis W. Lehr(3)......................  75 Director
Stewart Turley(1).....................  61 Director, Chairman of the Board
John W. Boyle(2)......................  67 Director
Dr. James T. Doluisio(2)..............  60 Director
Rupinder S. Sidhu(2)..................  39 Director
Donald F. Dunn(1)(2)..................  70 Director
Margaret H. Jordan(3).................  52 Director
Francis A. Newman(1)..................  47 Director, President, Chief Executive
                                            Officer and Chief Operating Officer

--------
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Executive Compensation and Stock Option Committee.

DIRECTORS IN CLASS I WITH TERMS EXPIRING IN 1997

  The following directors are in Class I and their terms expire on the date of the Annual Meeting in 1997 and until their successors are elected and have qualified.

  John W. Boyle--Age 67 as of March 29, 1996. Mr. Boyle retired as Vice Chairman of the Board and Chief Financial Officer of the Company on December 31, 1994, positions he had held since February, 1993. He served as a consultant to the Company during the month of January, 1995. Prior to being Vice Chairman, he was Senior Vice President/Finance and Administration of the Company, a position he held for more than five years. He joined Jack Eckerd Corporation, the Company's predecessor ("Jack Eckerd Corporation") as Senior Vice President/Finance and Administration in 1983. Prior to joining Jack Eckerd Corporation, Mr. Boyle served as Vice Chairman of the Board (1978-1980) and, thereafter, as Chairman of the Board (1980-1983) of May Department Store Co., St. Louis, Missouri. He is also a director of Pathmark Stores, Inc. and Supermarkets General Holding Corporation and served as Interim Chairman and Chief Executive Officer of those companies from March 1996 until October 1996. He has been a director of the Company since 1986, and was a director of Jack Eckerd Corporation between 1983 and 1986.

  Dr. James T. Doluisio--Age 60 as of March 29, 1996. Mr. Doluisio is Dean of the College of Pharmacy, University of Texas, Austin, Texas. Dr. Doluisio has been Dean since 1973 and has served as chairman of the American Pharmaceutical Association, the American Association of College of Pharmacy Council of Deans, the American Association for the Advancement of Science and as a trustee of the United States Pharmacopeia. He is also director of COR Therapeutics, Inc. He has been a director of the Company since 1986.

  Rupinder S. Sidhu--Age 39 as of March 29, 1996. Mr. Sidhu has been a director of Merrill Lynch Capital Partners, Inc. ("Merrill Lynch Capital Partners") since 1987. He is also the President of Merion Capital Management LLC, a private investment company. He has been a Partner of Stonington Partners, Inc. ("Stonington Partners") since August 1993; a partner of Merrill Lynch Capital Partners from 1993 to July 1994; a Senior Vice President of Merrill Lynch Capital Partners from 1987 to July 1994; a Vice President of Merrill Lynch Capital Partners Inc. from 1985 to 1987; a Managing Director of the Investment Banking Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML & Co.") from 1989 to 1994; and a Director of the Investment Banking Division of ML & Co. from 1987 to 1989. He is also a director of Clinton Mills, Inc., First USA, Inc., First USA Paymentech, Inc. and Wherehouse Entertainment, Inc. He has been a director of the Company since 1988.

DIRECTORS IN CLASS II WITH TERMS EXPIRING IN 1998

  The following directors are in Class II and their terms expire on the date of the Annual Meeting in 1998 and until their successors are elected and have qualified.

  Donald F. Dunn--Age 70 as of March 29, 1996. Mr. Dunn is the retired Chairman of the Board and Chief Executive Officer of Maas Brothers/Jordan Marsh, a division of Allied Stores Corporation, New York, New York. In his 39-year career with Allied Stores, starting as an executive trainee, Mr. Dunn held numerous management positions including that of executive group manager of Allied Stores for Jordan Marsh and Maas Brothers in Florida, Cain-Sloan in Tennessee and Joske's in Texas. Mr. Dunn is also a director of Tech Data Corporation and Proffitt's, Inc. He has been a director of the Company since 1986.

  Margaret H. Jordan--Age 52 as of March 29, 1996. Ms. Jordan has been the President and Chief Executive Officer of Dallas Medical Resource since February 1996. She served as Vice President--Health Care and Employee Services of Southern California Edison Company from 1992 to February 1996. Prior thereto she worked for Kaiser Foundation Health Plan, Inc. for more than the preceding five years, most recently as Vice President and Regional Manager, Texas Region. Ms. Jordan also serves as a director of Epitope, Inc. She has been a director of the Company since September 1995.

  Francis A. Newman--Age 47 as of March 29, 1996. Mr. Newman has been Chief Executive Officer of the Company since February 1996. He is also President, Chief Operating Officer and a Director of the Company, positions he has held since July 1993. Prior to joining the Company, Mr. Newman served as President, Chief Executive Officer and a Director of F&M Distributors, Inc. ("F&M"), a drug store chain, since 1986. F&M filed bankruptcy under Chapter 11 of the United States Bankruptcy Code in December 1994. Prior to joining F&M, he was the Executive Vice President of Household Merchandising, a retail firm, from 1984 to 1985 and the Senior Vice President of Merchandising for F. Woolworth, a retail firm, from 1980 to 1984. Mr. Newman is also a Director of FabriCenters of America, a retail firm.

DIRECTORS IN CLASS III WITH TERMS EXPIRING IN 1999

  Albert J. Fitzgibbons, III--Age 50 as of March 29, 1996. Mr. Fitzgibbons has been a director of Merrill Lynch Capital Partners since 1988. He has been a director of Stonington Partners since August 1993; a Partner of Stonington Partners since November 1993; a partner of Merrill Lynch Capital Partners from 1993 to July 1994; an Executive Vice President of Merrill Lynch Capital Partners from 1988 to 1993; a Senior Vice President of Merrill Lynch Capital Partners from 1987 to 1988; a Managing Director of the Investment Banking Division of ML & Co. from 1978 to July 1994; and Vice President of ML & Co. from 1974 to 1988. He is also a director of Borg-Warner Security Corporation, Borg-Warner Automotive, Inc., Dictaphone Corporation and United Artists Theatre Circuit, Inc. He has been a director of the Company since 1986.

  Lewis W. Lehr--Age 75 as of March 29, 1996. Mr. Lehr is former Chairman of the Board of 3M Company, St. Paul, Minnesota. In his 39-year career with 3M Company, starting as an engineer, Mr. Lehr held numerous management positions and from 1980 to March 1986, when he retired, was Chairman of the Board and Chief Executive Officer. He also serves as a director of Peregrime Semiconductor Corporation and various IDS Funds. He has been a director of the Company since 1986.

  Stewart Turley--Age 61 as of March 29, 1996. Mr. Turley has served as Chairman of the Board since 1986. He served as Chief Executive Officer of the Company from 1986 until February 1996 and as President of the Company from 1986 until July 1993. He joined Jack Eckerd Corporation in 1966 and served as Senior Vice President (1971-1974) and President and Chief Executive Officer (1974-1975) prior to being elected to Chairman of the Board, President and Chief Executive Officer in 1975. He is also a director of Barnett Banks, Inc., Sprint Corporation and Springs Industries, Inc. He has been a director of the Company since 1986, and was a director of Jack Eckerd Corporation between 1971 and 1986.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

  The Board held nine meetings during the fiscal year ended February 3, 1996. All of the directors attended at least 75% of the aggregate of the total number of Board meetings and committees of the Board on which they served during such fiscal year. The Board currently has three standing committees, the Executive Committee, the Audit Committee and the Executive Compensation and Stock Option Committee.

  The Board does not have a Nominating Committee, but instead the Board considers nominations for prospective directors.

  The Executive Committee meets during the intervals between Board of Directors' meetings and has authority to act on most matters requiring Board action. The Executive Committee did not meet during the fiscal year ended February 3, 1996. Messrs. Dunn, Fitzgibbons, Newman and Turley (Chairman) are members of the Executive Committee.

  The Audit Committee reviews with management and with independent and internal auditors the annual results of operations, accounting and reporting policies and the adequacy of internal controls. The committee also recommends to the Board the independent auditors to serve for the following year, approves the type and scope of services to be performed by the auditors and reviews the related costs. The committee met two times during the fiscal year ended February 3, 1996. Messrs. Doluisio, Dunn (Chairman), Sidhu and Boyle are members of the Audit Committee, all of whom are non-management directors.

  The Executive Compensation and Stock Option Committee determines the compensation of the Company's officers and administers its stock option and management incentive plans. The committee met three times during the fiscal year ended February 3, 1996. In the fiscal year ended February 3, 1996, Messrs. Fitzgibbons, Lehr (Chairman) and Dunn were members of the Executive Compensation and Stock Option Committee, all of whom were non-management directors. As of the date of the mailing of this Information Statement, Messrs. Fitzgibbons and Lehr (Chairman) and Ms. Jordan are members of the Executive Compensation and Stock Option Committee, all of whom are non-management directors.

  The executive officers of the Company are elected annually by the Board following the annual meeting of stockholders and serve at the discretion of the Board.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

  The following table and notes thereto set forth certain information with respect to the beneficial ownership of the Company's Common Stock as of October 31, 1996 by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock of the Company, (ii) each of the chief executive officer and the four other most highly paid executive officers of the Company in fiscal 1995 (collectively, the "Named Executive Officers") and each director of the Company, and (iii) all executive officers and directors of the Company as a group. Except as otherwise indicated, each of the stockholders named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned:


                                                           NUMBER OF  PERCENT
                           NAME                            SHARES (1) OF CLASS
                           ----                            ---------- --------
Loomis, Sayles & Company, L.P.(2)......................... 5,296,418    7.57
Directors (who are not Named Executive Officers)
  John W. Boyle(3)........................................   308,534       *
  Dr. James Doluisio......................................    13,874       *
  Donald F. Dunn..........................................    26,434       *
  Albert J. Fitzgibbons, III(4)...........................    21,896       *
  Margaret H. Jordan......................................       200       *
  Lewis W. Lehr...........................................    18,034       *
  Rupinder S. Sidhu(4)....................................   294,079       *
Named Executive Officers
  Stewart Turley(5).......................................   865,076    1.23
  Francis A. Newman(6)....................................   261,200       *
  James M. Santo(7).......................................   114,106       *
  Samuel Wright(8)........................................   137,508       *
  Kenneth L. Flynn........................................     1,000       *
All directors and executive officers as a group (18
 individuals)(9).......................................... 2,162,717    3.05

--------
*  Less than 1 percent
(1) Does not include 3,203,044 shares of Common Stock beneficially owned by the Company Employees' Profit Sharing Plan (the "Plan") (4.55% of the Common Stock). The address for the Plan is P.O. Box 4689, Clearwater, Florida 34618. NationsBank, N.A. (South) is the trustee of the Plan.
(2) Loomis, Sayles & Company, L.P. has sole voting power over 1,687,440 shares of Common Stock, shared voting power over 800 shares of Common Stock and shared dispositive power over 5,296,418 shares of Common Stock. The address for Loomis, Sayles & Company, L.P. is One Financial Center, Boston, Massachusetts 02111. The foregoing information is based on a Form 13G dated February 12, 1996.
(3) Total does not reflect 234,627 shares of Common Stock transferred to certain irrevocable trusts established by Mr. Boyle. Mr. Boyle disclaims beneficial ownership of such shares. Total includes options covering 61,600 shares of Common Stock which are exercisable as of October 31, 1996 or within 60 days thereafter.
(4) Messrs. Fitzgibbons and Sidhu are directors of the Company and are directors of Merrill Lynch Capital Partners. Until July 1994 they were officers of Merrill Lynch Capital Partners and employees of Merrill Lynch. Each disclaims beneficial ownership of shares of Common Stock beneficially owned by any Merrill Lynch affiliate. The business address for Messrs. Fitzgibbons and Sidhu is 767 5th Avenue, 48th Floor, New York, New York 10153.
(5) Total does not reflect the 85,966 shares of Common Stock transferred by Mr. Turley to certain family members. Mr. Turley disclaims beneficial ownership of such shares. Total includes 32,000 shares transferred by Mr. Turley to The Stewart Turley Foundation, Inc. Mr. Turley disclaims beneficial ownership of such shares. Total includes options covering 113,842 shares of Common Stock which are exercisable as of October 31, 1996 or within 60 days.

(6) Total includes options covering 257,000 shares of Common Stock which are exercisable as of October 31, 1996 or within 60 days thereafter.
(7) Total includes options covering 30,200 shares of Common Stock which are exercisable as of October 31, 1996 or within 60 days thereafter.
(8) Total includes options covering 30,200 shares of Common Stock which are exercisable as of October 31, 1996 or within 60 days thereafter.
(9) Total includes options covering 517,842 shares of Common Stock which are exercisable as of October 31, 1996 or within 60 days thereafter.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  All filings required to be filed by the Company's directors and executive officers pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, for fiscal year 1995 were filed on a timely basis except that a Form 5 for Mr. Boyle for fiscal year 1995 that reflected a gift by him of 476 shares made during fiscal year 1995 was filed two days late.

                            EXECUTIVE COMPENSATION

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

  The Compensation Committee, which is responsible for making recommendations to the Board on compensation of officers of the Company and administering the Company's stock option plans, makes the following report on executive compensation for fiscal 1995.

  The Executive Compensation and Stock Option Committee of the Board of the Company (the "Committee"), composed of three non-management directors of the Board of the Company, reviews the performance of the Company's executive personnel and develops and makes recommendations to the Board with respect to executive compensation policies. The Committee reviews, approves and submits to the Board for its acceptance the financial targets for the executive compensation program, long-term incentive plans, incentive objectives for management for the upcoming fiscal year and salary increases for executives.

  The objectives of the Committee are to support the achievement of desired Company performance, to provide compensation and benefits that will attract and retain superior talent and reward performance, and to make a portion of compensation relate specifically to the outcome of corporate performance.

  The Committee has access to independent compensation data and is authorized, if determined appropriate in any particular case, to engage outside compensation consultants. The Committee engaged a compensation consultant during 1994 to review the Company's executive compensation program and made certain previously disclosed changes to the Company's executive compensation program based on the consultant's recommendations.

  The executive compensation program is generally comprised of base salary, performance bonuses in the form of the Key Management Bonus Plan, and long-term incentives in the form of stock options and the Company's Executive Three Year Bonus Plan. The compensation program also includes various benefits, including a supplemental executive retirement program, health insurance plans and programs, and pension, profit sharing and retirement plans in which substantially all of the Company's employees participate.

  All of the Company's 1995 compensation is anticipated to be fully deductible under Section 162(m) of the Internal Revenue Code of 1986 (the "Code") ("Section 162(m)"). The following sections of this report contain information concerning each component of the Company's executive compensation program.

BASE SALARY

  In determining the base salary levels for the Company's executive officers, the Committee reviews independent compensation data which provide compensation information with respect to companies in the same or similar business, companies of similar size and companies with comparable locations. Based on a review of this information, the Committee attempts to set its base salaries at competitive levels. Because of its desire to maintain flexibility, the Committee does not necessarily set its base salaries at a specific level relative to other companies. In each instance, base salary takes into account the individual's level of experience and the individual's performance on behalf of the Company.

KEY MANAGEMENT BONUS PLAN

  Executives of the Company (including the Named Executive Officers) as well as certain other key employees participate in the Key Management Bonus Plan ("KMBP"). KMBP is a performance-based plan which takes into account the Company's overall financial performance for the previous fiscal year. Generally, the plan considers the following three factors relating to Company performance for the previous fiscal year: the Company's earnings before interest and taxes; return on investment; and sales. In addition to these three factors, bonuses for certain executives (other than the Named Executive Officers) and for certain key employees are based upon financial performance related to such officer's or employee's geographic business area or business group.

EXECUTIVE THREE YEAR BONUS PLAN

  Bonus awards made under this plan are made annually based on the annual average increase in the Company's earnings before interest and taxes, as adjusted, and the average annual return on investment during a three year performance period consisting of the current year and the succeeding two years, subject to achieving certain specified minimum performance objectives for the three year period, and are calculated as a percentage of a participant's annual base salary at the beginning of a three year performance period. The range of a bonus award is from zero to a maximum of fifty percent of the participating executives' annual base salary at the beginning of a performance period. The Board, upon recommendation of the Committee, determines which executives may participate in this plan. All Named Executive Officers participate in this plan.

1993 AND 1995 STOCK OPTION AND INCENTIVE PLANS

  The Committee believes that employee equity ownership provides significant additional motivation to executive officers to maximize value for the Company's stockholders and therefore periodically recommends to the Board of the Company grants of stock options to the Company's employees, including its executive officers. The Company believes that granting stock options provides a long-term incentive to such persons to contribute to the growth of the Company and establishes a direct link between compensation and stockholder return, measured by the same index used by stockholders to measure Company performance. As of March 31, 1996, approximately 360 individuals had been granted stock options under the Company's two option plans since the inception of the plans.

  The plans provide that a total of 7,333,334 shares (3,333,334 shares under the 1993 plan and 4,000,000 shares under the 1995 plan) of Common Stock were reserved for issuance under the plans. Awards are available under these plans in the form of stock options, stock appreciation rights, limited stock appreciation rights, and restricted stock. The purpose of these plans is to advance the interest of the Company and its shareholders by providing eligible employees with an opportunity to acquire a proprietary interest in the Company, to increase their efforts on behalf of the Company, to promote the successful conduct of its business, and to provide them with an incentive to remain in the Company's employment. The Committee has the exclusive discretion to select the employees and the time or times at which awards will be granted, to determine the type, size and terms of each award, to modify the terms of any award and to determine when awards will be granted and paid.

  In general, the Committee has historically made its awards based upon subjective factors such as relative position and responsibilities of each recipient, and historical and expected contributions to the Company of each recipient, and in determining the amount of an award also considers the amount and terms of options and restricted stock already held by recipients. In 1995 the Committee decided to consider granting stock option awards annually pursuant to suggested option award guidelines developed by the Committee. The Committee followed these guidelines in making option awards in 1995.

CHIEF EXECUTIVE OFFICER COMPENSATION AND COMPANY PERFORMANCE

  The Chief Executive Officer's compensation for 1995 was earned pursuant to the executive compensation plans described in the preceding sections of this report. He participated in both the KMBP and the Executive Three Year Bonus Plan, and the performance factors and criteria on which his 1995 compensation was based are thus the same as those applicable to each of those plans, as summarized in the preceding sections. Because the KMBP and the Executive Three Year Bonus Plan are based upon the Company's earnings before interest and taxes, annual return on investment, and sales (KMBP only), a significant part of the Chief Executive Officer's compensation was tied directly to the Company's performance in these areas. The Chief Executive Officer's 1995 stock option award was made by the Committee pursuant to the guidelines developed by the Committee.

                                          Lewis W. Lehr, Chairman
                                          Donald F. Dunn
                                          Albert J. Fitzgibbons, III

  The table below sets forth information with respect to the compensation of the Named Executive Officers for the fiscal year ended February 3, 1996.

                          SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                          ANNUAL COMPENSATION            COMPENSATION
                                     ------------------------------  --------------------
                                                                     AWARDS(2)   PAYOUTS
                                                                     ---------- ---------
                                                                     NUMBER OF  LONG-TERM
                                                                     SECURITIES INCENTIVE  ALL OTHER
                                                       OTHER ANNUAL  UNDERLYING   PLAN    COMPENSATION
NAME AND PRINCIPAL POSITION(1)  YEAR  SALARY   BONUS   COMPENSATION   OPTIONS    PAYOUTS      (3)
------------------------------  ---- -------- -------- ------------  ---------- --------- ------------
Stewart Turley...........       1995 $651,570 $513,886   $63,076(4)    40,000   $258,300    $   --
 Chairman of the Board
  and                           1994 $621,574 $511,428    60,542(4)       --     147,500     18,005
 Chief Executive Officer        1993 $601,467 $201,419       --        50,000    138,750     11,327
Francis A. Newman........       1995 $533,449 $419,805       --        30,000   $184,894    $   --
 President and Chief            1994 $516,574 $424,815       --           --      65,705     13,861
 Operating
  Officer(5)                    1993 $285,601 $250,000       --       430,000        --         --
James M. Santo...........       1995 $222,569 $156,537   $   --        20,000   $ 73,185    $   --
 Executive Vice President       1994 $187,602 $153,160       --           --      40,250      2,699
 --Administration and
  Secretary                     1993 $171,796 $ 57,069       --        24,000     37,750      3,239
Samuel Wright............       1995 $231,504 $163,653   $   --        60,000   $ 71,463    $   --
 Executive Vice President       1994 $184,247 $150,592       --           --      40,250      2,677
 --Chief Financial
  Officer                       1993 $167,797 $ 55,726       --        24,000     37,750      3,101
Kenneth L. Flynn.........       1995 $302,405 $213,460   $   --        20,000   $ 43,050    $   --
 Senior Vice President          1994 $ 43,259 $ 75,000       --        50,000        --         --
 --Store Operations(6)

--------
(1) The Company has entered into employment agreements with each of the Named Executive Officers that provide for severance payments upon the occurrence of events such as death, termination or a change in control. See "Employment Agreements."
(2) No restricted stock or stock appreciation rights were awarded or granted to the Named Executive Officers during the year ended February 3, 1996.
(3) Each Named Executive Officer participates in the Eckerd Corporation Profit Sharing Plan (the "Profit Sharing Plan") and the Eckerd Corporation Executive Excess Plan (the "Executive Excess Plan"). Mr. Flynn began participation in the Executive Excess Plan in January 1996. The Executive Excess Plan replaces benefits under the Profit Sharing Plan (and the Eckerd Corporation Pension Plan) which are reduced under provisions of the Code. The amounts allocable in 1995 to the Named Executive Officers under the Profit Sharing Plan and the Executive Excess Plan (with respect to the Profit Sharing Plan) were not calculable as of the date hereof. The amounts allocable in 1994 and 1993 are shown in this column.
(4) Included in this amount are transportation allowances and expenses of $29,233 in 1995 and $28,022 in 1994 and payments for long-term disability insurance of $18,480 in each of 1995 and 1994.
(5) Under the terms of Mr. Newman's employment, which commenced on July 6, 1993, the aggregate amount of his annual bonus and Long-term Incentive Plan payouts were guaranteed to be not less than $250,000 in each of 1993 and 1994. Mr. Newman became the Chief Executive Officer of the Company in February 1996.
(6)Mr. Flynn became Senior Vice President--Store Operations in December 1994.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

  The following table presents information concerning grants of stock options during the 1995 fiscal year to each of the named executive officers. No stock appreciation rights were granted during the 1995 fiscal year.

                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                                                                          ANNUAL RATES OF STOCK
                                                                           PRICE APPRECIATION
                                        INDIVIDUAL GRANTS                  FOR OPTION TERM(2)
                         ------------------------------------------------ ---------------------
                          NUMBER OF     % OF TOTAL
                          SECURITIES     OPTIONS
                          UNDERLYING    GRANTED TO   EXERCISE
                         OPTIONS/SARS  EMPLOYEES IN  PRICE PER EXPIRATION
          NAME             GRANTED    FISCAL YEAR(1)   SHARE      DATE       5%         10%
          ----           ------------ -------------- --------- ---------- ---------------------
Stewart Turley..........    40,000         6.57%      $15.75    5/24/05   $ 396,204 $ 1,004,058
Francis A. Newman.......    30,000         4.93        15.75    5/24/05     297,153     753,043
James M. Santo..........    20,000         3.29        15.75    5/24/05     198,102     502,029
Samuel G. Wright........    40,000         6.57        12.81    2/06/05     322,308     816,793
                            20,000         3.29        15.75    5/24/05     198,102     502,029
Kenneth L. Flynn........    20,000         3.29        15.75    5/24/05     198,102     502,029

--------
(1) Based on a total of 1,057,800 options granted to all employees. Except for the grant of 40,000 options to Mr. Wright which occurred on February 6, 1995, all options granted to the Named Executive Officers were granted on May 24, 1995. Commencing three years after date of grant, the options are exercisable to the extent of 50% with an additional 25% exercisable after each of the next two successive years.
(2) The assumed rates of growth were selected by the Securities and Exchange Commission for illustration purposes and are not intended to forecast the future appreciation, if any, in the price of the Shares. If the Named Executive Officers realize these values, the Company's stockholders will realize aggregate appreciation in the price of the Company's Common Stock. For example, the market value of 69.958 million shares of the Shares on May 24, 1995 based on the market price on that date was approximately $1.102 billion. If the share price of the Shares increases by 5% and 10% per year for the same number of shares, the approximate market value on May 24, 2005 would be approximately $1.795 billion and $2.858 billion, respectively.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                       AND FY-END OPTION/SAR VALUES (1)

  The following table presents information concerning the value of unexercised stock options at the end of the 1995 fiscal year with respect to the Named Executive Officers. No SARs are currently outstanding.

                            NUMBER OF SECURITIES              VALUE OF
                                 UNDERLYING                  UNEXERCISED
                                 UNEXERCISED                IN-THE-MONEY
                               OPTIONS/SARS AT              OPTIONS/SARS
                                   FY-END                     AT FY-END
          NAME           (EXERCISABLE/UNEXERCISABLE) (EXERCISABLE/UNEXERCISABLE)
          ----           --------------------------- ---------------------------
Stewart Turley..........        88,842/ 90,000          $1,522,308/$  977,500
Francis A. Newman.......       200,000/260,000          $3,350,000/$3,972,500
James M. Santo..........        18,200/ 44,000          $  311,857/$  474,000
Samuel G. Wright........        18,200/ 84,000          $  311,857/$  831,500
Kenneth L. Flynn........             0/ 70,000          $        0/$  507,500

--------
(1)None of the Named Executive Officers exercised any options during the 1995 fiscal year.

          LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR (1)

  The following table presents information regarding Long-Term Incentive Plan Awards made during the 1995 fiscal year to each of the Named Executive Officers.

                                 PERFORMANCE OR
                                  OTHER PERIOD  ESTIMATED FUTURE PAYOUTS UNDER
                                     UNTIL       NON STOCK PRICE-BASED PLANS
                                   MATURATION   --------------------------------
              NAME                 OR PAYOUT    THRESHOLD   TARGET     MAXIMUM
              ----               -------------- --------------------- ----------
Stewart Turley..................   1995-1997     $  32,500 $  279,825 $  325,000
Francis A. Newman...............   1995-1997        26,550    228,596    265,500
James M. Santo..................   1995-1997        11,000     94,710    110,000
Samuel G. Wright................   1995-1997        11,500     99,015    115,000
Kenneth L. Flynn................   1995-1997        15,000    129,150    150,000

--------
(1) All amounts shown represent grants made pursuant to the Company's Executive Three Year Bonus Plan. The bonus awards are granted annually and the payment of such awards are contingent on the attainment of certain performance criteria. The total payment with respect to a grant is based on the annual average increase in the Company's earnings before interest and taxes, as adjusted, and the average annual return on investment, during a three-year performance period consisting of the current year and the succeeding two years, subject to achieving certain specified minimum performance objectives for the three-year period, and are calculated as a percentage of a participant's annual base salary as of the beginning of a three-year performance period. The range of payment of the bonus award is from zero to fifty percent of the participating executive's annual base salary at the beginning of a performance period. The threshold amount is the amount that would be paid for meeting the minimum level of performance for which an award would be payable under the plan. Since a target award is not applicable, the target amount is representative of the amount which would be paid on the payout date based on the previous fiscal year's performance results.

THE ECKERD CORPORATION PENSION PLAN

  The Eckerd Corporation Pension Plan (the "Pension Plan") is qualified under the Code and is non-contributory. Employees who retire or terminate as vested participants are entitled to receive retirement benefits under a final average compensation formula. To the extent benefits cannot be provided under the Pension Plan due to the limitations imposed by Sections 415 and 401(a)(17) of the Code, such benefits will be provided for Messrs. Turley, Newman, Santo and Wright under The Eckerd Corporation Executive Excess Plan (the "Excess Plan") which is not qualified under the Code. Mr. Flynn did not participate in the Excess Plan until January 1996.

  The following table sets out the estimated Minimum Annual Retirement Benefits payable at age 65 for the noted levels of final average annual compensation and years of service:

                              PENSION PLAN TABLE

                                            CREDITED YEARS OF SERVICE(1)
           FINAL AVERAGE            --------------------------------------------
           COMPENSATION             15 YEARS 20 YEARS 25 YEARS 30 YEARS 35 YEARS
           -------------            -------- -------- -------- -------- --------
$ 250,000.......................... $ 59,250 $ 79,000 $ 98,750 $ 98,750 $ 98,750
  350,000..........................   82,950  110,600  138,250  138,250  138,250
  450,000..........................  106,640  142,200  117,750  117,750  177,750
  550,000..........................  130,350  173,800  217,250  217,250  217,250
  650,000..........................  154,050  205,400  256,750  256,750  256,750
  750,000..........................  177,750  237,000  296,250  296,250  296,250
  850,000..........................  201,450  268,600  335,750  335,750  335,750
  950,000..........................  225,150  300,200  375,250  375,250  375,250
1,050,000..........................  248,850  331,800  414,750  414,750  414,750
1,150,000..........................  272,550  363,400  454,250  454,250  454,250
1,250,000..........................  296,250  395,000  493,750  493,750  493,750
1,350,000..........................  319,950  426,600  533,250  533,250  533,250
1,450,000..........................  343,200  458,200  572,750  572,750  572,750

--------
(1) The Pension Plan provides for a Minimum Annual Retirement Benefit at age 65 after 25 years of service equal to 24% of final average compensation plus 15.5% of final average compensation in excess of an employee's average Social Security maximum taxable wage base for the 35 years ending with the employee's Social Security normal retirement age. The Minimum Annual Retirement Benefit includes the income which could be provided by a monthly annuity for life purchased with the Profit Sharing Plan vested account balance. Final average compensation is the average compensation (including base salary, Key Management Bonus, and Executive Three-Year Bonus which are set forth under the headings "Salary," "Bonus," and "Long-Term Incentive Plan Payouts" in the Summary Compensation Table) for the highest consecutive five of the final ten years of employment. It also includes certain perquisites. The retirement benefit amounts shown are age 65 single life annuity amounts and are not subject to any deduction for Social Security or other offset amounts. The years of service and the current level of compensation recognized for retirement purposes (which would be used to calculate average annual compensation) for the Named Executive Officers are as follows: Mr. Turley, 29 years and $1,370,319, Mr. Newman, 2 years and $1,050,354, Mr. Santo, 19 years and $436,583, Mr. Wright, 13 years and $432,923 and Mr. Flynn, 1 year and $318,807. The final average compensation for retirement purposes for the relevant five year period is as follows: Mr. Turley $1,061,041, Mr. Santo, $307,929 and Mr. Wright, $299,967. Because Mr. Newman and Mr. Flynn have not completed 5 years of service with the Company and therefore do not yet have a vested benefit, there are no relevant final average compensation calculations for them.

THE EXECUTIVE SUPPLEMENTAL BENEFIT PLAN

  The Executive Supplemental Benefit Plan (the "ESBP") is a non-qualified, non-contributory plan that provides for supplemental retirement and death benefits for the executive officers, including the Named Executive Officers, and other key management employees of the Company.

  The following table sets out the estimated annual benefits payable at age 65 for the noted levels of mid-point salaries:

                  COVERED SALARY(1)                    ANNUAL BENEFIT PAYABLE(2)
                  -----------------                    -------------------------
$100,000..............................................         $ 25,000
 200,000..............................................           50,000
 300,000..............................................           75,000
 400,000..............................................          100,000
 500,000..............................................          125,000
 600,000..............................................          150,000
 700,000..............................................          175,000

--------
(1) Under the ESBP, the Company is obligated to pay a participant commencing at age 65 an annual amount equal to 25% of the participant's covered salary in equal monthly installments for 15 years. The covered salary is the mid-point of a salary range for a particular executive position that is calculated by the Company. It does not relate to the figures provided in the Summary Compensation Table. The covered salaries for 1995 recognized for retirement purposes for the Named Executive Officers are as follows: Mr. Turley, $615,200, Mr. Newman, $508,800, Mr. Santo, $261,200,
    Mr. Wright, $287,300 and Mr. Flynn, $287,300. As of 1995, the years of service recognized for retirement purposes with respect to the ESBP were the same as those provided with respect to the Pension Plan. The ESBP also provides that, in the event of the death of a participant prior to retirement, the participant's beneficiary is entitled to receive either:
    (a) a lump sum payment equal to four times the participant's covered salary, or (b) an amount equal to 90% of the participant's covered salary for the first year after death plus 45% of the covered salary annually for the next nine years.
(2) Assumes the sum of the participant's age and the number of years of service (which cannot be less than 5) is at least 70. If less than 70, benefits are prorated pursuant to a formula.

EMPLOYMENT AGREEMENTS

  Mr. Turley entered into an employment and consulting agreement with the Company which became effective on February 4, 1996. The agreement provides for Mr. Turley to serve as the Company's Chairman of the Board until January 31, 1998 and then to serve as a consultant to the Company until February 3, 2001. The agreement provides for an annual base salary of $650,000 for his services as Chairman, an annual consulting fee of $325,000 for his services as consultant, and that Mr. Turley will continue to participate in the Company's Executive Three Year Bonus Plan while serving as Chairman. The agreement provides that (i) upon Mr. Turley's death or disability during the term of the agreement, the Company will pay Mr. Turley or his estate a lump sum payment in the amount of the base salary or consulting fee or both, as the case may be, that would have been payable to him during the remainder of the term (the "Termination Payment"), (ii) upon an involuntary termination other than for cause, the Company will pay the Termination Payment plus, if the termination occurs while he is serving as the Chairman of the Company, a pro rata portion of any bonus compensation payable to him under the Executive Three Year Bonus Plan and the Company will continue certain insurance and medical benefits for a period of 18 months and (iii) upon the termination of Mr. Turley's agreement by the Company or by Mr. Turley for Good Reason (as defined in the agreement), within two years after a Change in Control (as defined in the agreement), the Company will pay him the Termination Payment plus all accrued but unpaid bonus compensation, and all previously granted incentive awards will become vested and, if the termination occurs during his service as Chairman, the Company will pay him an additional payment equal to two times his annual base salary and will continue certain insurance and medical benefits for a period of two years.

  The Company entered into an employment agreement with Mr. Newman that became effective on February 4, 1996 that provides for an initial base salary of $575,000. The agreement is for an initial term of one year and is thereafter automatically renewed on a year-to-year basis, unless terminated by the Company or Mr. Newman. The agreement provides that upon involuntary termination of employment (except for cause) the Company will pay Mr. Newman a severance payment in an amount equal to twice his then current annual base salary in monthly installments plus a pro rata portion of certain bonus compensation payable under certain bonus plans, and subject to certain limitations, the Company will continue certain insurance and medical benefits. The severance payments and benefits are payable for two years. The agreement provides that upon the termination of employment by the Company or by Mr. Newman for Good Reason (as defined in the agreement) within two years after a Change in Control (as defined in the agreement), the Company will (a) pay Mr. Newman a lump sum severance payment in an amount equal to 2.9 times his base salary, plus a pro rata portion of his applicable bonus compensation, (b) continue certain insurance and medical benefits for a period of two years, and
(c) immediately vest all previously granted incentive awards. Concurrently with the execution of the Merger Agreement, the Company, Parent and Mr. Newman executed an amendment to Mr. Newman's employment agreement, to be effective at the Effective Time, whereby (a) the term of employment is extended to the third anniversary of the Effective Time (subject to renewal as under the agreement's current terms), (b) Mr. Newman will become a member of Parent's Management Committee and will report directly to the Chief Executive Officer of Parent, (c) Mr. Newman's ability to resign for "Good Reason" after the Merger is suspended for the one year period following the first anniversary of the Effective Time, (d) the definition of Good Reason is modified in certain respects and (e) Parent guarantees the performance of the Company's obligations under the agreement. A description of such amendment can also be found in Section 3 of the Schedule 14D-9, under the caption "Amendment to Employment Agreement."

  The Company entered into employment agreements with Messrs. Santo, Wright and Flynn that became effective on February 4, 1996 that provide for initial base annual salaries of $241,000, $265,000, and $309,000, respectively, and for bonuses pursuant to bonus plans that the Company allows them to participate in from time to time. Each employment agreement is for an initial term of one year and is thereafter automatically renewed on a year-to-year basis, unless terminated by the Company or the employee. Each of the three employment agreements provides (i) upon an involuntary termination other than for cause, the Company will continue to pay their base annual salaries in monthly installments for a period of two years with respect to Messrs. Santo and Wright and for a period of one year with respect to Mr. Flynn, and will also pay them a pro rata portion of such employees' applicable bonus compensation and that the Company will continue certain insurance and medical benefits for a period of two years with respect to Messrs. Santo and Wright and one year with respect to Mr. Flynn, (ii) upon the termination of employment by the Company or by the employees for Good Reason (as defined in the agreements) within two years after a Change in Control (as defined in the agreements), the Company will (a) pay the employees a lump sum severance payment in an amount equal to 2.9 times the employees' base salary, plus a pro rata portion of such employees' applicable bonus compensation, (b) continue certain insurance and medical benefits for a period of two years, and (c) immediately vest all of the previously granted incentive awards.

  In the event any payment by the Company to Messrs. Turley, Newman, Santo, Wright or Flynn upon a Change in Control is determined to be subject to the excise tax imposed by Section 4999 of the Code, the Company is required to pay them an amount on an after-tax basis equal to the excise tax imposed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In the fiscal year ended February 3, 1996, the Company's Executive Compensation and Stock Option Committee consisted of Lewis W. Lehr, Donald F. Dunn and Albert J. Fitzgibbons, III. Mr. Fitzgibbons is a member of the Board of Directors of Merrill Lynch Capital Partners and, until July 1994, was a Managing Director of Merrill Lynch & Co. Both Merrill Lynch Capital Partners and Merrill Lynch & Co. are affiliated with Merrill Lynch Capital Corporation, Merrill Lynch Capital Appreciation Partnership No. II, L.P., ML Offshore LBO Partnership No. II, ML Employees LBO Partnership No. I, L.P., Merrill Lynch KECALP L.P. 1986, Merrill Lynch Capital Appreciation Partnership No. B-IX, L.P., ML Offshore LBO Partnership No. B-IX,

MLCP Associates L.P. No. II, Merrill Lynch KECALP L.P. 1989, ML IBK Positions, Inc. and Merchant Banking L.P. No. IV (collectively the "Merrill Lynch Investors"). Affiliates of Merrill Lynch held approximately 1.27% of the Company's Common Stock as of November 5, 1996.

  Merrill Lynch Capital Partners, a Delaware corporation and an affiliate of Merrill Lynch & Co., initiates and structures transactions commonly referred to as leveraged or management buyouts involving publicly owned companies, privately owned companies and subsidiaries and divisions of both publicly and privately owned companies, and manages a fund of equity capital committed by institutional investors for investment in the equity portion of leveraged buyout transactions.

  Merrill Lynch Capital Partners or its affiliates is the direct or indirect managing partner of Merrill Lynch Capital Appreciation Partnership No. II, L.P., ML Offshore LBO Partnership No. II, ML Employees LBO Partnership No. I, L.P., Merrill Lynch KECALP L.P. 1986, Merrill Lynch Capital Appreciation Partnership No. B-IX, L.P., ML Offshore LBO Partnership No. B-IX, MLCP Associates, L.P. No. II, Merrill Lynch KECALP L.P. 1989, Merchant Banking L.P. No. IV, ML Oklahoma Venture Partners, Limited Partnership and ML Venture Partners II, L.P., which are, or during fiscal 1995 were, stockholders of the Company. Merrill Lynch Capital Corporation and ML IBK Positions, Inc., affiliates of Merrill Lynch Capital Partners, are also stockholders of the Company.

  In January 1987, the Company entered into a sale and leaseback agreement involving 72 Eckerd Drug stores, in a transaction arranged by and including certain affiliates of Merrill Lynch & Co. Pursuant to this agreement, the Company sold 72 Eckerd Drug stores for $48.1 million and is obligated to lease them back for a minimum term of ten years. The Company paid a fee equal to 1 1/2% of the sales price, or approximately $721,500, to an affiliate of Merrill Lynch & Co. for arranging the transaction. Lease payments by the Company, payable semi-annually, are approximately $5.9 million per annum. An affiliate of Merrill Lynch & Co. was paid a management fee of approximately $74,000 in 1995 out of such lease payments. The Company believes that the terms of this agreement were no less favorable to the Company than could have been obtained from unaffiliated third parties.

  In April 1989, the Company entered into a Master Lease (the "Master Lease") with a third-party lessor ("Lessor") established by an affiliate of Merrill Lynch & Co. Under the Master Lease the Lessor finances the purchase of sites for development as Eckerd Drug stores and finances the construction of the buildings and the acquisition of equipment. The selection of sites and construction of improvements was undertaken by the Company acting as Lessor's agent pursuant to a construction agency agreement (the "Agreement for Lease"). Under the Agreement for Lease, the Company constructed the improvements and leased the properties from the Lessor pursuant to the Master Lease. As of February 3, 1996, there were 12 stores leased under the Master Lease with a total acquisition and construction cost of approximately $18.4 million. The Company pays a structure fee to the Merrill Lynch & Co. affiliate equal to 1% of the cost of the land, building and equipment leased under the Master Lease plus an administration fee. The Company paid the Merrill Lynch & Co. affiliate fees totaling approximately $43,000 for the year ended February 3, 1996. The Company believes that the terms of this arrangement were no less favorable to the Company than could have been obtained from unaffiliated third parties.

  On July 27, 1995, the Company completed the sale of 12,351,000 shares of the Company's Common Stock (the "August Offering"). Of the shares sold in the August Offering, 5,350,000 shares were sold by the Company and 7,001,000 shares were sold by the Merrill Lynch Investors. The Company and the Merrill Lynch Investors paid Merrill Lynch & Co. approximately $3.0 million in underwriting commissions and related fees in connection with the August Offering.

  On December 7, 1995, the Company completed the sale of 12,000,000 shares of the Company's Common Stock (the "December Offering"), all of which were sold by the Merrill Lynch Investors. The Merrill Lynch Investors paid Merrill Lynch & Co. approximately $5.0 million in underwriting commissions and related fees in connection with the December Offering.

  The Company paid the expenses of the August Offering and the December Offering and the Company and the Merrill Lynch Investors also agreed to indemnify Merrill Lynch & Co., as one of the Underwriters, against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

                            STOCK PERFORMANCE GRAPH

  The following graph represents the return that would have been realized (assuming reinvestment of dividends) by an investor who invested $100 on August 6, 1993 (the first date on which the Company's Common Stock was traded on the New York Stock Exchange) in the Company's Common Stock, and who invested $100 on August 6, 1993 in each of (i) the Standard & Poor's Retail Stores Composite Index and (ii) the Standard & Poor's 500 Index.


                                  [MAC CHART]




                      CUMULATIVE TOTAL RETURN COMPARISON
                    AMONG ECKERD CORPORATION, S&P 500 INDEX
                        AND S&P RETAIL STORES COMPOSITE

                                                                      S&P RETAIL
MEASUREMENT PERIOD                                  ECKERD    S&P 500   STORES
(FISCAL YEAR COVERED)                             CORPORATION  INDEX  COMPOSITE
---------------------                             ----------- ------- ----------
8/6/93...........................................     100       100      100
1/29/94..........................................     133       108      101
1/28/95..........................................     182       109       94
2/3/96...........................................     292       150      100

                             CERTAIN TRANSACTIONS

  During fiscal 1995, the Company purchased approximately $396,000 of merchandise from SunBelt, a division of Tandycraft, Inc. The President of SunBelt is the brother of Edward W. Kelly, Senior Vice President/Merchandising of the Company. Mr. Kelly previously recused himself from any dealing on behalf of the Company with SunBelt. The Company believes that the terms of its purchases from SunBelt are consistent with its ordinary purchasing practices and are no less favorable than could have been obtained from unaffiliated third parties.

  On December 7, 1995, the Company loaned Francis A. Newman, the Company's Chief Executive Officer and President, $1.0 million pursuant to a promissory note that charged interest at the same rate of interest charged to the Company pursuant to the Company's Credit Agreement with its senior lenders. Mr. Newman repaid the principal amount of the loan together with all interest accrued thereon on April 16, 1996.

  See "Compensation Committee Interlocks and Insider Participation."

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the 1934 Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

  To the Company's knowledge, all filings required to be filed by the Company's directors and executive officers pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, for fiscal year 1995 were filed on a timely basis except that a Form 5 for Mr. Boyle for fiscal year 1995 that reflected a gift by him of 476 shares made during fiscal year 1995 was filed two days late.